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                                                                    EXHIBIT 99.3

                            (GAINSCO COMPANIES LOGO)


                       GAINSCO REPORTS 1ST QUARTER RESULTS


         DALLAS, Texas, May 14, 2003 - GAINSCO, INC. (OTCBB: GNAC) today reported net income for the first quarter 2003 of $0.1 million. After including effect for the accretion of the discount on the redeemable preferred stock of $0.7 million and the accrual of dividends on the redeemable preferred stock of $0.2 million, net loss applicable to common shareholders was $0.8 million, or $0.04 per common share, basic and diluted. For the first quarter 2002, net loss was $4.2 million. After including effect for the accretion of the discount on the redeemable preferred stock of $0.6 million and the accrual of dividends on the redeemable preferred stock of $0.2 million, net loss applicable to common shareholders for the first quarter 2002 was $5.0 million, or $0.24 per common share, basic and diluted. For the first quarters 2003 and 2002, the effects of common stock equivalents and convertible preferred stock are antidilutive due to the net losses. As a result, basic loss per share and diluted loss per share are reported as the same number.

         "This past quarter, the Company continued to pursue its strategic repositioning initiatives to complete the previously announced exit from the commercial lines business; rebuild the profitability and associated value of the personal lines business; and explore future long-term business opportunities," said Glenn W. Anderson, GAINSCO's president and chief executive officer.

         "With respect to our exit from the commercial lines business, our year-long effort to non-renew all in-force policies is virtually complete. At March 31, 2003, only 218 commercial lines policies remained in force, and we expect these to be non-renewed as they expire throughout the year. Concurrently, we continued to settle and reduce our inventory of commercial lines claims. At March 31, 2003, there were 850 claims associated with our overall runoff book outstanding, compared to 1,062 at December 31, 2002 and 1,634 at March 31, 2002.

         "Our personal automobile business produced a profit for the quarter. We remain cautiously optimistic with regard to the overall trend of our personal auto business, and we continue to undertake actions intended to enhance its profit potential and future strategic direction," said Anderson.

         The Company's capital base at March 31, 2003 was approximately $42.4 million. This consisted of Shareholders' Equity at March 31, 2003 of approximately $13.2 million and redeemable preferred stock at March 31, 2003 of approximately $29.2 million. The Company's capital base at December 31, 2002 was approximately $42.6 million (Shareholders' Equity of approximately $14.2 million and redeemable preferred stock of approximately $28.4 million). At March 31, 2003, $9.7 million had yet to be charged to Shareholders' Equity related to the accretion of the discount on the redeemable preferred stock. Book Value per common share at the end of the first quarter 2003


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THE GAINSCO COMPANIES

1445 Ross Avenue, Suite 5300  Dallas, Texas 75202
214.647.0415  Fax 214.647.0430

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(Shareholders' Equity, less unaccreted discount on redeemable preferred stock, divided by common shares outstanding) was approximately $0.17.


         Combined statutory policyholders' surplus at the end of the first quarter 2003 was $38.2 million and compares to combined statutory policyholders' surplus at December 31, 2002 of $41.7 million. The difference primarily relates to a dividend paid during the first quarter 2003 from General Agents Insurance Company of America, Inc. to GAINSCO, INC. of approximately $3.9 million. The combined statutory policyholders' surplus at the end of the first quarter 2003 does not include approximately $2.1 million of after-tax, unrealized capital gains that existed in the statutory bond portfolios.

         The Company's net unpaid claims and claims adjustment expenses at March 31, 2003 were $91.4 million, compared to approximately $96.5 million at December 31, 2002. These balances do not include the beneficial effect of additional ceded reserves to a reinsurer under a reserve reinsurance cover agreement in the amount of approximately $20.1 million at March 31, 2003 and approximately $23.0 million at December 31, 2002 (the balances of which are included in Reinsurance Balances Receivable). The principal component of the reduction in the reserve balances from December 31, 2002 to March 31, 2003 is the settlement in normal course of claims related to the continued runoff of the commercial insurance business.

         The combined ratio under generally accepted accounting principles ("GAAP") for the first quarter of 2003 was 120.9%, compared to a combined ratio of 123.9% for the 2002 first quarter. The GAAP claims and claims adjustment expenses ratio for the 2003 first quarter was 86.1%, compared with 86.4% for the first quarter of 2002.

         GAINSCO, INC. is a Dallas, Texas-based holding company. The Company's nonstandard personal automobile insurance products are distributed through retail agents in Florida. Its primary insurance subsidiaries are General Agents Insurance Company of America, Inc. and MGA Insurance Company, Inc.

         Statements made in this release that are qualified with words such as "continued to pursue", "expect", "remain cautiously optimistic", "intended to enhance", etc., are forward-looking statements. Investors are cautioned that important factors, representing certain risks and uncertainties, could cause actual results to differ materially from those contained in the forward-looking statements. These factors include, but are not limited to, (a) the Company's ability to effect the successful exit from unprofitable lines and businesses that the Company believes cannot be counted on to produce future profit, (b) heightened competition from existing competitors and new competitor entrants into GAINSCO's markets, (c) the extent to which market conditions firm up, the acceptance of higher prices in the market place and the Company's ability to realize and sustain higher rates, (d) contraction of the markets for the Company's business, (e) acceptability of the Company's A.M. Best rating to its end markets and the Company's ability to meet its obligations under its capital and debt agreements, (f) the ongoing level of claims and claims-related expenses and the adequacy of claim reserves, (g) the effectiveness of investment strategies implemented by GAINSCO's investment manager, (h) continued justification of recoverability of goodwill in the future, (i) the availability of reinsurance and the ability


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THE GAINSCO COMPANIES

1445 Ross Avenue, Suite 5300  Dallas, Texas 75202
214.647.0415  Fax 214.647.0430

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to collect reinsurance recoverables, (j) the Company's ability to invest in new endeavors that are successful, (k) the limitation on GAINSCO's ability to use net operating loss carryforwards as a result of constraints caused by ownership changes within the meaning of Internal Revenue Code Section 382, (l) the ability of the Company to realize contingent acquisition payments in connection with its sale of the management contract controlling GAINSCO County Mutual Insurance Company, which in turn depends upon whether, or in what form, the Texas Legislature passes legislation that has been introduced in the current session of the Texas Legislature ending June 2, 2003 which could prejudice the rights of the Company to receive any of the future payments from Liberty Mutual Insurance Company or its affiliates, (m) the effect of the adoption by the Financial Accounting Standards Board of the proposed limited-scope statement "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" which would require the Company to record all series of preferred stock as liabilities and to record the related accretion of discount and accrued dividends as charges to Results of Operations, (n) the outcome of pending litigation, and (o) general economic conditions, including fluctuations in interest rates. A forward-looking statement is relevant as of the date the statement is made. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances arising after the date on which the statements are made. Please refer to the Company's recent SEC filings for further information regarding factors that could affect the Company's results.

                                     --END--

[The GAINSCO, INC. and Subsidiaries Consolidated Statements of Operations for the quarters ended March 31, 2003 and March 31, 2002 follow.]

RELEASE DATE:     Wednesday, May 14, 2003 - FOR IMMEDIATE RELEASE

COMPANY CONTACTS: Scott A. Marek, Asst. Vice President-Investor Relations
                    214.647.0427
                  Richard M. Buxton, Senior Vice President 214.647.0428 Email address: investorrelations@gainsco.com
                  Website:  www.gainsco.com


--------------------------------------------------------------------------------
THE GAINSCO COMPANIES

1445 Ross Avenue, Suite 5300  Dallas, Texas 75202
214.647.0415  Fax 214.647.0430